
Mail Stop 4628

March 31, 2017

Via E-Mail
Robert A. Minicucci
Chairman of the Board
Amdocs Limited
Hirzel House, Smith Street
St. Peter Port
Island of Guernsey
GY1 2NG

> **Re:**   **Amdocs Limited**
> **Form 20-F for the Fiscal Year Ended September 30, 2016**
> **Filed December 12, 2016**
> **File No. 1-14840**

Dear Mr. Minicucci:

We refer you to our comment letter dated March 6, 2017 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Matthew E Smith
     Secretary
     Amdocs Limited

     Barbara Jacobs
     Assistant Director
     Division of Corporation Finance